SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

                   Under the Securities Exchange Act of 1934



                        Carpenter Technology Corporation
       -----------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $5.00 per share
       -----------------------------------------------------------------
                         (Title of Class of Securities)


                                   144285 10 3
                        ------------------------------
                                 (CUSIP Number)


                            Leonard S. Ferleger, Esq.
                           Kirkpatrick & Lockhart LLP
                              1500 Oliver Building
                         Pittsburgh, Pennsylvania 15222
                                 (412) 355-6500
       -----------------------------------------------------------------
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)


                                February 28, 1997
                        -------------------------------
                          (Date of Event Which Requires
                            Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                                  SCHEDULE 13D
                                 ------------
CUSIP No. 144285 10 3

1)    NAME OF REPORTING PERSON                  Peter C. Rossin
                                                ---------------
      S.S. OR I.R.S. IDENTIFICATION
      NO.   OF ABOVE PERSON                     ###-##-####
                                                -----------

2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)   [   ]
                                                                     (b)   [ x ]
3)    SEC USE ONLY

4)    SOURCE OF FUNDS                           PF
                                                ---------------

5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                                      [   ]

6)    CITIZENSHIP OR PLACE OF ORGANIZATION      United States
                                                of America
                                                -------------

NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH:

      7)    SOLE VOTING POWER                       0
                                                  ---------

      8)    SHARED VOTING POWER                   2,325,650
                                                  ---------

      9)    SOLE DISPOSITIVE POWER                  0
                                                  ---------

      10)   SHARED DISPOSITIVE POWER              2,325,650
                                                  ---------

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
      BY EACH REPORTING PERSON                    2,325,650
                                                  ---------

12)   CHECK BOX IF THE AGGREGATE AMOUNT
      IN ROW (11) EXCLUDES CERTAIN SHARES*        [     ]

13)   PERCENT OF CLASS REPRESENTED BY
      AMOUNT IN ROW (11)                          11.9%
                                                  -----

14)   TYPE OF REPORTING PERSON                    IN
                                                  --

                                  SCHEDULE 13D
                                 ------------
CUSIP No. 144285 10 3

1)    NAME OF REPORTING PERSON                  Ada E. Rossin
                                                ---------------
      S.S. OR I.R.S. IDENTIFICATION
      NO.   OF ABOVE PERSON                     ###-##-####
                                                -----------

2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)   [   ]
                                                                     (b)   [ x ]
3)    SEC USE ONLY

4)    SOURCE OF FUNDS                           PF
                                                ---------------

5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                                      [   ]

6)    CITIZENSHIP OR PLACE OF ORGANIZATION      United States
                                                of America
                                                -------------

NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH

      7)    SOLE VOTING POWER                       0
                                                 ---------

      8)    SHARED VOTING POWER                  2,434,494
                                                 ---------

      9)    SOLE DISPOSITIVE POWER                  0
                                                 ---------

      10)   SHARED DISPOSITIVE POWER             2,434,494
                                                 ---------

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
      BY EACH REPORTING PERSON                   2,434,494
                                                 ---------

12)   CHECK BOX IF THE AGGREGATE AMOUNT
      IN ROW (11) EXCLUDES CERTAIN SHARES*      [     ]

13)   PERCENT OF CLASS REPRESENTED BY
      AMOUNT IN ROW (11)                         12.4%
                                                 -----

14)   TYPE OF REPORTING PERSON                   IN
                                                 --

Item 1.  Security and Issuer.

          This statement on Schedule 13D (the "Statement")relates to the Common Stock, par value $5.00 per share ("CTC Common Stock"), of Carpenter Technology Corporation, a Delaware corporation ("CTC"). CTC's principal executive offices are located at 101 W. Bern Street, Reading, Pennsylvania 19612-4662.

Item 2.  Identity and Background.

      (i)   (a)   Peter C. Rossin

            (b)   621 Trotwood Circle
                  Pittsburgh, Pennsylvania 15241

            (c) Peter C. Rossin is a director of CTC. CTC's address is listed in response to Item 1. CTC's principal business is the manufacture, fabrication, and distribution of specialty metals and engineered products.

            (d) During the last five years, Peter C. Rossin has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) During the last five years, Peter C. Rossin has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in which a judgment, decree or final order was entered enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or in which there was a finding of a violation with respect to such laws.

            (f) Peter C. Rossin is a citizen of the United States of America.


      (ii)  (a)   Ada E. Rossin

            (b)   621 Trotwood Circle
                  Pittsburgh, Pennsylvania 15241

            (c)   Not applicable.

            (d) During the last five years, Ada E. Rossin has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) During the last five years, Ada E. Rossin has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in which a judgment, decree or final order was entered enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or in which there was a finding of a violation with respect to such laws.

            (f)   Ada E. Rossin is a citizen of the United States of America.


Item 3.  Source and Amount of Funds or Other Consideration.

          Pursuant to an Agreement and Plan of Merger dated January 6, 1997 (the "Merger Agreement") by and among CTC, Dynamet Incorporated, a Pennsylvania corporation ("DI"), Peter C. Rossin ("Mr. Rossin") and Ada E. Rossin ("Mrs. Rossin" and, together with Mr. Rossin, the "Rossins") and Peter N. Stephans and Joan R. Stephans (the "Stephans" and, together with the Rossins, the "DI Shareholders"), DI was merged (the "Merger") with and into a wholly owned subsidiary of CTC. The closing of the Merger occurred on February 28, 1997 (the "Closing Date").

          As a result of the Merger, each outstanding share of Common Stock, par value $5.00 per share, of DI was converted into (i) the right to receive $166.0581 in cash and (ii) 9.0704 shares of CTC Common Stock (the "Merger Shares"), although no fractional shares were issued as a result of the Merger.

          Following  the  Merger,   the  Rossins   understand  that  there  were
19,557,760 shares of CTC Common Stock outstanding. The Rossins received 2,325,650 shares of CTC Common Stock in the Merger.

          Mrs. Rossin is one of the trustees pursuant to an Irrevocable Deed of Trust dated July 12, 1989 (the "Deed of Trust"). The Deed of Trust created two separate trusts for the benefit of the Stephans' two children (each a "Trust" and, collectively, the "Trusts"). As a result of the Merger, each Trust received 54,422 shares of CTC Common Stock, for an aggregate of 108,844 shares. A copy of the Deed of Trust is filed as Exhibit 7.2 to this Statement and specifically incorporated by reference herein.


Item 4.  Purpose of Transaction.

          (a)-(j) As described in response to Item 3, the Rossins and the Trusts acquired their shares of CTC Common Stock pursuant to the Merger Agreement. Set forth below is a description of certain provisions of the Merger Agreement. Such description is qualified in its entirety by reference to the copy of the Merger Agreement filed as Exhibit 7.1 to this Statement and specifically incorporated by reference herein.

          In Section 7.1(a)(iii) of the Merger Agreement, each DI Shareholder has agreed, for the period of time from the Closing Date until the earlier to occur of (a) the date upon which the percentage of the voting power of the CTC Common Stock and any other securities of CTC entitled to vote generally for the election of directors ("CTC Voting Securities") held by the DI Shareholders and their permitted transferees is less than 5% of the voting power of all outstanding CTC Voting Securities or (b) the tenth anniversary of the Closing Date (the "Standstill Term"), not to agree to, arrange for, or effect, the transfer to a single purchaser or a group of purchasers of more than the maximum number of Merger Shares which such DI Shareholder could sell or transfer in compliance with Rule 144(e)(1) under the Securities Act of 1933, as amended (the "Securities Act"), unless such DI Shareholder provides CTC with an opportunity to repurchase such Merger Shares in accordance with the procedures and requirements set forth in that Section 7.1(a)(iii) and Section 7.1(d) of the Merger Agreement. The Standstil Term may terminate sooner than set forth above if certain obligations of CTC with respect to the election of Mr. Rossin or another person designated by the DI shareholders as a director of CTC are not complied with or a CTC Change of Control (as defined in Section 7.1(f)(ii)) occurs.

          There are two exceptions to the requirements of Section 7.1(a)(iii)of the Merger Agreement. First, pursuant to Section 7.1(e) of the Merger Agreement, a DI Shareholder may dispose of Merger Shares to a person who is one of certain types of permitted transferees (as defined in Section 7.1(e)(ii) of the Merger Agreement), although some such transferees must take Merger Shares subject to and be fully bound by the terms of the Merger Agreement. Second, pursuant to
Section 7.2 of the Merger Agreement, (a) beginning no later than February 28, 1998, the holders of a majority of the Merger Shares may require that CTC file a registration statement under the Securities Act with the Securities and Exchange Commission for the sale of Merger Shares, or (b) if at any time CTC files a registration statement under the Securities Act contemplating a public offering of CTC Voting Securities (with certain exceptions), the DI Shareholders will have the right to have all or a portion of the Merger Shares included in such registration.

          Pursuant to Section 7.1(a)(iv) of the Merger Agreement, during the Standstill Term, each DI Shareholder may not effect, or offer, seek or propose to effect, or cause to be effected, any (i) acquisition of ownership (including beneficial ownership as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of additional shares of CTC Common Stock or any other CTC Voting Securities other than CTC Voting Securities issued pursuant to a stock split or dividend or distribution; (ii) tender or exchange offer, merger or other business combination involving CTC or any of its subsidiaries; or (iii) recapitalization or restructuring resulting in an increase in the proportional percentage of CTC Voting Securities held by such DI Shareholder or liquidation, dissolution or other extraordinary transaction involving CTC or any of its subsidiaries. In addition, DI Shareholders may not, for the duration of the Standstill Term, (a) make or in any way participate in any "solicitation" of "proxies" (as such terms are defined or used in Regulation 14A under the Exchange Act) or become a "participant" in any "election contest" (as such terms are defined or used in Rule 14a-11 under the Exchange Act) with respect to CTC; (b) seek to advise or influence any person (within the meaning of Section 13(d)(3) of the Exchange Act with respect to the voting of any CTC Voting Securities; (c) execute any written consent in lieu of a meeting of holders of CTC Voting Securities; (d) form, join or in any way participate in a "group" (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to any CTC Voting Securities or otherwise act (other than by the voting of CTC Voting Securities), alone or in concert with others, to seek to control or influence CTC's Board of Directors, management or corporate policies, other than any actions undertaken solely with other DI Shareholders and their permitted transferees; or (e)enter into any negotiations, arrangements, agreements or understandings with any third party with respect to any of the activities described in this paragraph.

          Pursuant to Section 7.3 of the Merger Agreement, Peter C. Rossin was elected to CTC's Board of Directors as of the Closing Date. For the duration of the Standstill Term, Mr. Rossin (or, if Mr. Rossin is unable to serve for any reason, a person designated by the DI Shareholders holding a majority of the Merger Shares and reasonably acceptable to CTC) is to be included in the slate of nominees recommended by CTC's Board of Directors to stockholders for election as directors of CTC at each annual meeting of stockholders at which members of the class of directors to which Mr. Rossin is originally appointed are to be elected.

          Except as set forth above, neither of the persons listed in response to Item 2 has any plans or proposals which relate to or would result in any of the matters described under Item 4 of Schedule 13D.


Item 5.  Interest in Securities of the Issuer.

            (a) Peter C. Rossin and Ada E. Rossin each beneficially owns, as tenants by the entirety, 2,325,650 shares of CTC Common Stock, or 11.9% of the outstanding shares. Ada E. Rossin also beneficially owns, as a trustee of the Trusts, an additional 108,844 shares of CTC Common Stock, or 0.6% of the outstanding shares.

            (b) Peter C. Rossin and Ada E. Rossin share the powers to vote and to dispose of 2,325,650 shares of CTC Common Stock. Ada E. Rossin shares the powers to vote and to dispose of an additional 108,844 shares of CTC Common Stock pursuant to the Deed of Trust.

            (c) See the response to Item 3.

            (d)   Not applicable.

            (e)   Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          Set forth in response to Item 4 is a description of certain provisions of the Merger Agreement that may be considered arrangements, understandings or relationships with respect to shares of CTC Common Stock. Such description is qualified in its entirety by reference to the copy of the Merger Agreement filed as Exhibit 7.1 to this Statement and specifically incorporated by reference herein.

          The Deed of Trust contains certain provisions that may be considered arrangements, understandings or relationships with respect to shares of CTC Common Stock. A copy of the Deed of Trust is filed as Exhibit 7.2 to this Statement and specifically incorporated by reference herein.

          Except as described above, to the best of their knowledge, neither of the persons listed in response to Item 2 has any contract, arrangement, understanding or relationship with any person with respect to any securities of CTC, including the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

          Filed as exhibits hereto are the following:

          7.1 Agreement and Plan of Merger dated January 6, 1997 by and among Dynamet Incorporated, a Pennsylvania corporation, Peter C. Rossin, Peter N. Stephans, Ada E. Rossin, Joan R. Stephans, individually and as trustees, and Carpenter Technology Corporation, a Delaware corporation

          7.2 Irrevocable Deed of Trust dated as of July 12, 1989 by and between Peter C. Rossin and Ada E. Rossin as the Settlors and Ada E. Rossin and Joan Elizabeth Rossin Stephans as the Trustees

          7.3 Filing Agreement between Peter C. Rossin and Ada E. Rossin

          7.4 Power of Attorney for Peter C. Rossin

          7.5 Power of Attorney for Ada E. Rossin

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



March 10, 1997
---------------------
Date


/s/ C.J. Queenan, Jr.
---------------------
C.J. Queenan, Jr.,
Attorney-in-Fact for
Peter C. Rossin


/s/ C.J. Queenan, Jr.
---------------------
C.J. Queenan, Jr.,
Attorney-in-Fact for
Ada E. Rossin